Exhibit 4.6

PERSHING SQUARE SPARC HOLDINGS, LTD.

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2023

As of December 31, 2023, Pershing Square SPARC Holdings, Ltd. (“we,” “our,” “us” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Subscription Warrants to Purchase Two Shares of Common Stock, $0.0001 par value (the “SPARs”).

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit.

The SPARs

On September 30, 2023, we distributed our SPARs at no cost to the former holders of the Class A common stock of Pershing Square Tontine Holdings, Ltd. ("PSTH") and former holders of the distributable redeemable warrants of PSTH, based on ownership as of July 25, 2022, the final date on which PSTH securities traded. One SPAR was distributed in respect of every four shares of PSTH Class A common stock then outstanding, and one SPAR was distributed in respect of every two distributable redeemable warrants then outstanding. The SPARs were issued pursuant to the SPAR Rights Agreement, entered into between us and Continental Stock Transfer & Trust Company, as SPAR rights agent, which is filed as an exhibit to the Annual Report on 10-K to which this Description of Securities is attached as an exhibit.

As of December 31, 2023, there are 60,971,299 SPARs issued and outstanding. The SPARs will each be exercisable for two Public Shares at a minimum exercise price of $10.00 per share ($20.00 in total). In connection with entering into the Definitive Agreement, we will determine the Final Exercise Price of the SPARs, which will be no less than $10.00 per share and is not subject to any maximum. Any increase above the Minimum Exercise Price will be reflected in the Business Combination Registration Statement, at which time the Final Exercise Price will be a fixed amount.

No fractional SPARs have been issued, no cash has been paid in lieu of any fractional SPAR amounts, and any such fractional amount has been rounded down to the nearest whole number. SPARs may only be exercised in full, for two Public Shares, and cannot be exercised in part. No fractional Public Shares will be issued upon the exercise of the SPARs.

Our SPARs are generally non-transferable upon and following the date on which the SPARs were first distributed (that is, September 30, 2023), and will generally remain non-transferable except in connection with the SPAR Holder Election Period, as described below. In connection with the SPARs becoming transferable during this period, we intend to have our SPARs quoted on the OTCQX marketplace of the OTC Markets Group or other quotation service. This will require, among other things, that at least one market maker publishes quotations for SPARs, and that a Form 211 is submitted to, and approved by, FINRA.

Notwithstanding the foregoing, SPARs may be transferred: (i) upon death by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the SPARs are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order; or (iv) by operation of law, including a consolidation or merger, or in connection with the dissolution of any partnership, limited liability company, corporation or other entity.

SPARC Life Cycle

Search Period. Following the date on which the SPARs were first distributed, and while we search for a business combination, conduct due diligence on potential business combination partners and negotiate the Definitive Agreement, the SPARs are generally non-transferable, and are not exercisable.

Disclosure Period. As soon as practicable following the time at which we have entered into a Definitive Agreement with respect to our business combination, we will announce the Final Exercise Price and file the Business Combination Registration Statement, which will include information regarding the proposed business combination, including with respect to payments, incentives, benefits and any potential conflicts of interest involving our Sponsor or its affiliates. We will also seek to satisfy all Disclosure Period Closing Conditions, which includes all express closing conditions other than those that can only be satisfied at a later date. Once the Disclosure Period Closing Conditions have been satisfied and the Business Combination Registration Statement has become effective, we will distribute the Business Combination Registration Statement to SPAR holders. The SPARs will generally not be transferable or exercisable during the Disclosure Period.

SPAR Holder Election Period. The SPAR Holder Election Period will begin upon the mailing of the Business Combination Registration Statement. SPAR holders will have 20 business days to submit an Election, at which time they will submit the applicable exercise payment to be held in the Custodial Account. An Election is an offer to exercise the number of SPARs indicated on their notice of Election and purchase the number of underlying Public Shares. Elections are irrevocable. The SPARs will first become transferable in connection with the SPAR Holder Election Period, and we anticipate that they will be quoted on the OTCQX. The SPARs will again become generally non-transferable upon the earlier of (i) submission of an Election and (ii) two trading days prior to the end of the SPAR Holder Election Period.

If the business combination is abandoned, the offer constituted by the submission of an Election will be rejected, and all Elections will be disregarded. Any funds held in the Custodial Account will be promptly returned to electing SPAR holders, with interest (if any), all SPARs will expire, and we will liquidate our Company.

In certain circumstances, the Board may extend or postpone the SPAR Holder Election Period, subject to the Closing Deadline, which requires that we hold investor funds in the Custodial Account for no longer than 10 months, and that we liquidate our Company if we have not consummated the business combination or returned funds in connection with abandoning the business combination.

Closing Period. Following the SPAR Holder Election Period, the Company will assess whether the Final Closing Conditions have or will be satisfied, including with respect to the available proceeds from the expected exercise of SPARs, the Forward Purchase, and any other financing. No later than 10 business days after the SPAR Holder Election Period ends, the Company will publicly disclose its decision to either (i) consummate the business combination, (ii) abandon the business combination or (iii) in very limited circumstances described below, extend the Closing Period. If all remaining closing conditions are satisfied or waived, the Closing will occur within two business days thereafter. Elected SPARs will be exercised, Public Shares of the post-combination company will be issued, and Unelected SPARs will expire worthless.

Except in connection with a Closing Period Extension, if any closing condition remains outstanding at this time, the transaction will be abandoned. In such case, all Elections will be rejected, and the SPARs will remain unexercised and with their holders, and will generally be non-transferable until we enter into a new SPAR Holder Election Period in connection with an alternate transaction. Funds held in the Custodial Account will be promptly returned to electing SPAR holders, with interest (if any).

If the Company is unable to consummate the business combination due to (i) an injunction by a governmental authority or (ii) a legal dispute with its business combination partner, only then may the Board decide to extend the Closing Period. During the Closing Period Extension, which will end on the date that is 10 months from the start of the SPAR Holder Election Period, exercise payments will continue to be held in the Custodial Account. SPARs are not transferable during the Closing Period or a Closing Period Extension. If the transaction is abandoned during, or the Closing does not occur by the Closing Deadline, funds held in the Custodial Account will be promptly returned to electing SPAR holders, the SPARs will expire, and the Company will liquidate.

Expiration. The SPARs will expire upon the earlier to occur of (i) the consummation of our business combination, (ii) the abandonment of or failure to consummate a business combination by the Closing Deadline and (iii) the date that is 10 years from the date the SPARs were first distributed pursuant to the Registration Statement.

Rights of SPAR Holders

SPAR Holders will have certain rights in connection with amendments to the Charter and Definitive Agreement, and proposed amendments to the SPAR Rights Agreement, that, in the reasonable, good-faith judgment of our independent directors, would have a materially adverse impact on SPAR holders.

Amendments to Charter or Definitive Agreement. In the Search Period or Disclosure Period, SPAR holders will have no right to vote on or approve any amendments to the Charter or the Definitive Agreement (or any other agreement to which we are a party), as SPAR holders will not be stockholders prior to the consummation of our business combination. If, during the SPAR Holder Election Period or the Closing Period, we make a Materially Adverse Amendment, we will cause all previous Elections of SPARs to be revoked, return all funds from the Custodial Account that were tendered at the Final Exercise Price in connection with such Elections and hold or re-open the SPAR Holder Election Period for an additional 20 business days. Our Charter provides that amendments to the Definitive Agreement entered into during the Closing Period in order to permit us to raise additional funds to satisfy financing or other closing conditions set forth in the Definitive Agreement will not be deemed to be a Materially Adverse Amendment so long as (i) the additional funds are raised by selling additional Public Shares to third parties (or to the Additional Forward Purchaser or other of our affiliates) in private placements at the Final Exercise Price and (ii) the number of such Public Shares sold, together with the Public Shares issued in respect of Elected SPARs, does not exceed the total number of Public Shares that would have been issued had all SPARs been elected to be exercised.

Amendments to SPAR Rights Agreement. The SPARs are being issued subject to the SPAR Rights Agreement. If a Materially Adverse Amendment to the SPAR Rights Agreement is proposed at any time following the distribution, the amendment will require the approval of holders of a majority of the SPARs present and voting on such matter. If such amendment is proposed during the SPAR Holder Election Period or the Closing Period, such amendment must be approved by the holders of a majority of the SPARs present and voting for or against the matter. SPAR holders may choose to vote for or against the amendment or to abstain. In connection with the foregoing, we will revoke all Elections previously made, return all funds tendered, and hold the SPAR Holder Election Period open for an additional 20 business days.

During the Closing Period, Materially Adverse Amendments to the Charter, other agreement, Definitive Agreement, and SPAR Rights Agreement would likely only arise in, and only be possible in, the limited circumstances in which we extend the Closing Period. For example, if our business combination partner breaches its obligations to consummate the transaction, we expect that we would extend the Closing Period and seek to enforce our legal rights to specific performance, and consummate the transaction on the terms set forth in the Definitive Agreement. However, it is possible that we would reach a negotiated settlement in which the Definitive Agreement is amended. If any Materially Adverse Amendments are made during the Closing Period, we will revoke all Elections previously made, return all funds tendered, and reinstitute an additional SPAR Holder Election Period for an additional 20 business days.

Our Board is entitled, in its sole discretion (including in connection with any revocation period), to determine to extend or postpone the SPAR Holder Election Period, subject to the Closing Deadline requirement that investor funds cannot be held in the Custodial Account beyond the date that is 10 months from the start of the SPAR Holder Election Period. SPAR holders will not have revocation rights in connection with amendments to any agreements or documents, and once they have submitted an Election, or once all remaining Unelected SPARs become generally non-transferable on the second trading day prior to the end of the SPAR Holder Election Period, SPAR holders will not be able to sell their SPARs. Revocation will only occur in the circumstances described herein with respect to Materially Adverse Amendments to the Charter, Definitive Agreement or SPAR Rights Agreement.